May 21, 2015

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson, Accounting Branch Chief

RE:    Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 7, 2014
Response Dated March 26, 2015
File No. 001-33220

Dear Ms. Thompson:

Set forth below are the responses of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the comments raised in your letter dated April 23, 2015 (the “April 2015 Comment Letter”) and the related comments in your letter dated March 13, 2015 (the “March 2015 Comment Letter,” and together, the “Comment Letters”) regarding the Broadridge Form 10-K for the fiscal year ended June 30, 2014 (the “Form 10-K”). For your convenience, we have repeated the comments as set forth in the April 2015 Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K.

Form 10-K for Fiscal Year Ended June 30, 2014
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
B. Revenue Recognition, page 59
1. We note your response to comment 3. To help us understand your analysis of your accounting under ASC 605-45, please provide the following information:

You state in your response that you are the primary obligor for your agreements with your bank and broker customers because you are responsible for distributing proxy materials and tabulation of voting instructions and that you are responsible for fulfillment and acceptability of the services provided. Please tell us the party or parties who determine whether the services performed have been fulfilled and whether such services are acceptable. In doing so, clarify if corporate issuers look to you or to your bank and broker clients to resolve issues which may arise with fulfillment or acceptability of the services you provide under these arrangements. It may be helpful to walk us through the related contractual terms included in your agreements with corporate issuers and/or nominees.

RESPONSE:
In response to the Staff’s comment, publicly-traded corporate issuers (“Issuers”) determine whether the services performed by Broadridge in connection with the distribution of proxy materials to shareholders and the tabulation of voting instructions have been fulfilled and whether such services are acceptable. Issuers look to Broadridge and not to the banks and brokers to resolve issues that may arise with fulfillment or acceptability of the beneficial proxy services provided by Broadridge. As such, for purposes of the “fulfillment and acceptability” of our services, Broadridge believes that Issuers can fairly be described as the customers/consumers of our services.
Broadridge is responsible for the fulfillment and acceptability of the beneficial proxy services to Issuers including the overall timeliness, accuracy and completeness of the performance of the services as summarized in the following bullets and described in more detail in the paragraphs below.

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The Issuer must hold an annual meeting of shareholders and ensure that all meeting materials are sent to all appropriate shareholders of record and that an accurate and complete vote count is obtained.

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A majority of publicly-traded shares are held in “street name,” meaning that they are held of record by banks or brokers. The banks and brokers must adhere to Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) or other self-regulatory organizations’ (“SRO”) rules to distribute Issuers’ proxy materials to beneficial or “street name” shareholders.

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Broadridge enters into agreements with banks and brokers (also referred to as “Nominees”) for the provision of beneficial proxy services including the distribution of proxy materials to shareholders and the tabulation of voting instructions. Through these agreements, Broadridge takes on the responsibility of ensuring that the account holders of the banks and brokers with whom Broadridge contracts receive proxy materials, and that their voting instructions are conveyed to the Issuers conducting a proxy solicitation. In addition, Broadridge takes on the responsibility of ensuring that these services are fulfilled in accordance with each Issuer’s requirements with respect to its particular solicitation. In order for Broadridge to provide the beneficial proxy services effectively, it must interface and coordinate directly with each Issuer to ensure that the services are performed in an accurate and acceptable manner.

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Given the large number of banks and brokers involved in the beneficial proxy process resulting from the large number of beneficial shareholders, Broadridge plays a unique, central and integral role in ensuring that the beneficial proxy process occurs without issue. Because it would be impracticable and would also increase the costs for Issuers to work with all the banks and brokers through which their shares are held beneficially, Issuers work with Broadridge for the performance of all the usual tasks and processes necessary to ensure that proxy materials are distributed to all beneficial owners and that their votes are accurately reported. Further, if there are concerns that develop in the course of matters pertaining to these services, Issuers bring these concerns to Broadridge and not to the banks and brokers, and look to Broadridge to resolve those issues.

Background
Issuers must hold meetings of stockholders to elect boards of directors and conduct other corporate business which requires action by shareholders. In order to do so, Issuers are required to send proxy statements and other materials to solicit the votes of shareholders. To properly solicit the votes of its shareholders, an Issuer must:

•	Establish a record date to determine shareholders allowed to vote at the meeting;

•	Communicate the record date to the banks and brokers; and

•	Provide proxy statements and other meeting materials to the banks and brokers for distribution to their account holders who are the beneficial shareholders of the Issuers.

A majority of publicly-traded shares are not registered in companies’ records in the names of their ultimate beneficial owners. Instead, they are held in “street name,” meaning that they are held of record by banks or brokers. The banks and brokers must adhere to SEC, NYSE, and other SRO rules when fulfilling their obligations to distribute proxy materials to beneficial shareholders, and therefore must:

•	Tell the Issuer how many of its account holders are beneficial shareholders of the Issuer’s securities;

•	At the direction of the Issuer, distribute the Issuer’s proxy materials to the banks’ or brokers’ account holders who are beneficial shareholders of the Issuer’s securities; and

•	Provide the Issuer with the voting information of each banks’ and brokers’ account holders.

Issuers must ensure that their proxy materials are distributed to all shareholders, and that their shareholders’ votes are accurately tabulated and reported. In order for Broadridge to provide the beneficial proxy services effectively, it must interface and coordinate directly with each Issuer to ensure that the services are performed in an accurate and acceptable manner. Also, given the large number of positions in Issuers held by shareholders through their banks or brokers, Broadridge plays a unique, central and integral role in this process as Issuers do not have contact points with the banks and brokers and instead deal with Broadridge directly and expect Broadridge, not the banks and brokers, to oversee the proper performance of the beneficial proxy process and ensure that the services are adequately performed. Further, if there are concerns that develop in the course of the distribution of proxy materials or other matters pertaining to these services, Issuers bring these concerns to Broadridge and not to the banks and brokers, and look to Broadridge to resolve those issues and, if needed, to incur additional costs to remedy the issues.
Typical Proxy Solicitation Process
In a typical proxy solicitation, Issuers interact directly with Broadridge for all of the usual tasks and processes necessary to distribute their proxy materials to beneficial shareholders, among other related functions in this process. This typically starts when an Issuer contacts Broadridge to plan for its upcoming proxy solicitation. As part of this process Broadridge and the Issuer discuss the contours of the proxy solicitation and the specific services that Broadridge will provide in connection with the solicitation. Examples of processes handled directly by Broadridge with Issuers include the following, among others:

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Record date and meeting date processing and notification for shareholder meetings- Broadridge is the central point of communication for banks and brokers regarding the record and meeting dates of Issuers.

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Issuer search requests to estimate proxy materials required to be provided for distribution - Broadridge processes Issuer search requests by requesting and aggregating beneficial owner position lists of each bank and broker, and then Broadridge ascertains and applies the shareholders’ delivery preferences. Broadridge provides Issuers the resulting information typically on ICSOnline, the shareholder meeting management tool Broadridge makes available to Issuers.

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Timing of proxy material availability and distribution - Broadridge directly coordinates shipment information with Issuers to ensure that physical proxy materials are shipped to Broadridge’s central location and are processed for distribution. Broadridge also works with the Issuers to ensure the availability of electronic versions of the proxy materials for beneficial owners who have requested electronic delivery. Broadridge works directly with Issuers to resolve problems with the materials, inadequate supplies or other issues.

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Creation of voting instruction forms soliciting beneficial shareholder votes - Broadridge receives shareholder meeting agenda information from Issuers. Broadridge incorporates the Issuer’s and Nominee’s information on the voting instruction forms that it creates in order to solicit voting instructions from beneficial shareholders. Broadridge engages with Issuers to confirm that the voting instruction forms are complete and accurate.

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Availability and timing of shareholder voting, including periodic updates through meeting date - Broadridge provides vote status reporting directly to Issuers. Broadridge issues proxies to Issuers during the solicitation process representing the aggregated voting by the Nominees whose account holders are beneficial shareholders of the Issuer’s securities.

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Issuer billing - Broadridge invoices Issuers for its proxy services and handles decisions regarding billing inquiries pertaining to the services. Broadridge’s invoices to Issuers indicate that the services have been coordinated with the Issuer’s shareowner services department or corporate secretary and provide Broadridge’s contact information for any inquiries related to each invoice.

The Nominees have limited involvement in the processes described above. More importantly, concerns that Issuers have with the manner in which Broadridge fulfills the obligations discussed above are directed to Broadridge, not any particular bank or broker, and Broadridge then attempts to resolve any such concerns.

Contractual Terms
The April 2015 Comment Letter also notes that “it may be helpful to walk us through the related contractual terms included in your agreements with corporate issuers and/or nominees.” Broadridge does not have one form of contract with the Nominees. Instead, each contract is negotiated with each bank or broker. As a general matter, however, each contract contains provisions that specify the services that Broadridge will provide in accordance with the service requirements of the bank or broker.
Other than with respect to certain services, examples of which are provided in the second part of this response below, Broadridge does not enter into formal contracts with Issuers in connection with its performance of the beneficial proxy services to the account holders of the Nominees. Instead, Broadridge’s obligations to an Issuer for a specific solicitation arise out of discussions between the Issuer and Broadridge representatives. These discussions typically are not memorialized in writing but will be the basis for the invoice which Broadridge sends the Issuer seeking payment for the services performed at the direction of the Issuer and the fees based on the SROs’ regulated fee schedules for the services performed on behalf of the banks and brokers. Notwithstanding the absence of a written agreement with Issuers, common practice, as described above, is for Issuers to look to Broadridge, and not to the banks and brokers, for the fulfillment and acceptability of the beneficial proxy services provided by Broadridge and to resolve any issues which may arise with fulfillment or acceptability of those services.

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We note that you bill corporate issuers for “other fees that are not covered by the regulated fee schedule.” Tell us how these “other fees” are determined and, in doing so, clarify if other parties establish pricing of these fees or if you have power to adjust them accordingly.

RESPONSE:
Broadridge contracts directly with Issuers for the performance of certain services on behalf of Issuers in the beneficial proxy process that are not covered by a regulated fee schedule. Broadridge has established the pricing for these services and negotiates directly with Issuers for the performance of these services, and Broadridge has the power to adjust the fees based on negotiated criteria. Examples of these services are:

•	Special handling or packaging requests for distribution of an Issuer’s proxy materials

•	Document conversion - conversion of an Issuer’s proxy materials into a version that can be posted on an Issuer’s website

•	Webhosting of an Issuer’s proxy materials

•	Inventory management of an Issuer’s proxy materials

•	Printing, EDGARization and filing of an Issuer’s proxy materials

•	Virtual Shareholder Meeting

•	Shareholder Meeting Registration -Broadridge registers beneficial shareholders planning to attend a shareholder meeting

2. We note from your response to comment 4 that you have transactions within the scope of ASC 605-25. In future filings, please provide the disclosures required by ASC 605-25-50-1 and -2 for your multiple-element arrangements, or explain to us in reasonable detail why you believe such disclosures are not necessary.

RESPONSE:
As noted in our previous response dated March 26, 2015, a significant portion of our revenue from multi-element arrangements is generated from variable transaction volume based fees, and as such does not involve significant estimates that materially affect our results of operations. The Company recognizes revenue related to these arrangements as the services are provided. In response to the Staff’s comment, in future filings, the Company will include the disclosure below in the Summary of Significant Accounting Policies footnote related to multiple-element arrangements.
B. Revenue Recognition. The Company’s revenues are primarily generated from fees for providing services. Revenues are recognized for the two reportable segments as follows:
         Investor Communication Solutions-Revenues are generated from processing and distributing investor communications as well as vote processing and tabulation. The Company typically enters into agreements with clients to provide services on a fee for service basis. Fees received from the rendering of services are recognized as revenue in the period in which the services have been provided and when collectability is reasonably assured. Revenues for distribution services as well as proxy fulfillment services are recorded in revenue on a gross basis with corresponding costs including amounts remitted to nominees recorded in Cost of revenues.
        Securities Processing Solutions-Revenues are generated from fees for transaction processing. Client service agreements often include up-front consideration as well as a recurring fee for transaction processing. In accordance with Accounting Standards Codification Topic (“ASC”) No. 605 “Revenue Recognition” up-front implementation fees are deferred and recognized on a straight-line basis over the longer of the respective service term of the contract or the expected customer relationship period which commences after client acceptance when the processing term begins. Fees received from processing and outsourcing services are recognized as revenue in the period in which the services have been rendered and when collectability is reasonably assured.

Revenue arrangements with multiple deliverables are evaluated to determine if the deliverables (items) should be divided into more than one unit of accounting. An item should generally be considered a separate unit of accounting if both of the following criteria are met: 1) the delivered item(s) has value to the customer on a standalone basis; and 2) if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. Once separate units of accounting are determined, the arrangement consideration should be allocated at the inception of the arrangement to all deliverables using the relative selling price method. Relative selling price is obtained from sources such as vendor-specific objective evidence, which is based on the separate selling price for that or a similar item. If such evidence is unavailable, we use our best estimate of the selling price, which includes various internal factors such as our pricing strategy and market factors. A significant portion of the Company’s multi-element arrangements is generated from variable transaction volume based fees and include services that are delivered at the same time. The Company recognizes revenue related to these arrangements as the services are provided.

Please feel free to contact me at 516-472-5466, or David Lisa, Corporate Controller, at 201-714-3846, should you require any additional information or have any additional questions.

Very truly yours,

/s/ James M. Young
James M. Young
Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission
Sondra Snyder, Staff Accountant
Andrew Blume, Staff Accountant

Broadridge Financial Solutions, Inc.
Richard J. Daly, President and Chief Executive Officer
Adam D. Amsterdam, Vice President, General Counsel and Secretary
David J. Lisa, Corporate Controller

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